As filed with the Securities and Exchange Commission on October 15, 1998
                                                      Registration No. 333-64841

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Amendment No. 1
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                               THORNBURG MORTGAGE
                              FUNDING CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

             Delaware                                       85-0455611
   (State or jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                         Identification No.)

                             119 East Marcy Street
                           Santa Fe, New Mexico 87501
                                 (505) 989-1900
         (Address and telephone number of principal executive offices)

                          INCORPORATING SERVICES, Ltd.
                              15 East North Street
                           Dover, Delaware 09903-0899
                                 (800) 346-4646
      (Name, address and telephone number of agent for service of process)

      The Commission is requested to send copies of all communication to:

                            Michael B. Jeffers, Esq.
                       Jeffers, Wilson, Shaff & Falk, LLP
                      18881 Von Karman Avenue, Suite 1400
                            Irvine, California 92612
                                 (949) 660-7700

                Approximate date of proposed sale to the public:
 ..........From time to time after the effective date of this Registration
Statement as determined by market conditions.
                                 ____________
 ..........If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
 ..........If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
 ..........If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
 ..........If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
 ..........If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box. [_]

                                                  CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                                         Proposed Maximum        Proposed Maximum       Amount of
                                                      Amount to be      Offering Price Per      Aggregate Offering    Registration
Title of each Class of Securities to be Registered    Registered(1)          Unit(2)                 Price(2)             Fee
-----------------------------------------------------------------------------------------------------------------------------------
Mortgage Backed Securities (Issuable in Series)...     $50,000,000            100%              $50,000,000             $14,750
-----------------------------------------------------------------------------------------------------------------------------------
         Total ...................................     $50,000,000            100%              $50,000,000             $14,750
===================================================================================================================================

(1) In no event will the aggregate maximum offering price of all securities issued pursuant to this Registration Statement exceed $50,000,000. Any securities registered hereunder may be sold separately or in a combined offering.
(2) Estimated for the purpose of calculating the registration fee.

 The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               EXPLANATORY NOTE

        This Amendment No. 1 to Registration Statement is being filed for the purpose of adding a delaying amendment to the Registrant's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 30, 1998.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Fe, State of New Mexico, on October 15, 1998.

                               THORNBURG MORTGAGE FUNDING
                               CORPORATION


                               By  /s/ LARRY A. GOLDSTONE
                                   ----------------------
                               Name:   Larry A. Goldstone
                               Title:  President and Chief Operating Officer



                               POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry A. Goldstone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Amendment No. 1 to Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities as officers and directors of the Company and on the dates indicated.

              Signatures                  Title                                   Date
              ----------                  -----                                   ----

 /s/ LARRY A. GOLDSTONE        President, Chief Operating Officer and       October 15, 1998
-----------------------        Director
     Larry A. Goldstone

/s/ GARRETT THORNBURG          Director                                     October 15, 1998
---------------------
    Garrett Thornburg